Issuer Free Writing Prospectus dated November 16, 2018
2018 Filed Pursuant to Rule 433
Registration No. 333-216693-01

Invesco

UDN Invesco DB US Dollar Index Bearish Fund

As of Sept. 30, 2018

Fund Description

The Invesco DB US Dollar Index Bearish Fund (Symbol: UDN) seeks to track changes, whether positive or negative, in the level of the Deutsche Bank Short USD Currency Portfolio Index - Excess Return™ (DB Short USD Currency Portfolio Index ER) over time, plus the income from the Fund's holdings of US Treasury securities, money market funds and T-Bill ETFs, less the Fund's expenses. The Fund is designed for investors who want a cost effective and convenient way to track the value of the U.S. dollar relative to a basket of the six major world currencies - the euro, Japanese yen, British pound, Canadian dollar, Swedish krona and Swiss franc (collectively, the "Basket Currencies"). The Index is a rules-based index composed solely of short U.S. Dollar Index futures contracts that trade on the ICE Futures US exchange (USDX® futures contracts). The USDX® futures contract is designed to replicate the performance of being short the U.S. dollar against the Basket Currencies.

This Fund is not suitable for all investors due to the speculative nature of an investment based upon the Fund's trading which takes place in very volatile markets. Because an investment in futures contracts is volatile, such frequency in the movement in market prices of the underlying futures contracts could cause large losses. Please see "Risk and Other Information" and the Prospectus for additional risk disclosures.

Fund Data

Fund Symbol	UDN
Intraday NAV (IIV)	UDNIV
Share Price	$21.52
NAV Price	$21.52
Management Fee	**0.75%**
Estimated Futures Brokerage Expenses	0.05%
Total Expense Ratio	0.80%
CUSIP	46141D104
Listing Exchange	NYSE Arca

Index Data

DB Short USD Currency Portfolio Index ER	DBUSDSE
Index Provider	Deutsche Bank

Growth of $10,000



$20k
$10k
$0
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
US Dollar Index
$11,974
DB Short USD Currency Portfolio Index TR
$8,713
DB Short USD Currency Portfolio Index ER
$8,435
DB US Dollar Index Bearish Fund
$7,987

Data beginning 10 years prior to the ending date of Sept. 30, 2018. Fund performance shown at NAV.

Fund Performance & Index History (%)

	YTD	1 year	3 year	5 year	10 year	Fund Inception
Underlying Index						
DB Short USD Currency Portfolio Index ER	-4.68	-4.09	-0.67	-4.08	-1.69	-0.98
Benchmark Indexes						
DB Short USD Currency Portfolio Index TR	-3.37	-2.47	0.21	-3.56	-1.37	-0.28
US Dollar Index	3.27	2.21	-0.42	3.47	1.82	1.06
Fund						
NAV	-4.06	-3.39	-0.64	-4.45	-2.22	-1.09
Market Price	-3.89	-3.35	-0.65	-4.46	-2.17	-1.09

Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and Shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. Returns less than one year are cumulative. Call 800-983-0903 for the most recent month-end performance. An investor cannot invest directly in an index. The Fund's performance from inception up to and including February 23, 2015, reflects performance associated with the predecessor managing owner. Performance on and after February 23, 2015, reflects performance associated with the current managing owner Invesco Capital Management LLC. Market returns are based on the midpoint of the bid/ask spread at 4 p.m. ET and do not represent the returns an investor would receive if shares were traded at other times.

10-Year Index Statistics

	Alpha	Beta	Correlation	Sharpe Ratio	Volatility (%)
DB Short USD Currency Portfolio Index ER	-	-	-	-0.23	8.62
DB Short USD Currency Portfolio Index TR	-0.32	1.00	1.00	-0.20	8.62
US Dollar Index	0.19	-1.00	-1.00	0.17	8.58

Alpha, beta and correlation are relative to the underlying index.

Fund Inception: Feb. 20, 2007

Index history has certain inherent limitations and does not represent actual trading performance or returns of the Fund. Index history does not represent trades that have actually been executed and therefore may under or over compensate for the impact, if any, of certain market factors, such as illiquidity. No representation is being made that the Fund will or is likely to achieve profits or losses similar to the Index history.

Because the Fund collateralizes its futures positions primarily with US Treasuries, money market funds and T-Bill ETFs, the results of the Deutsche Bank Short USD Currency Portfolio Index - Total Return™ (DB Short USD Currency Portfolio Index TR) (DBUSDXS) are also displayed. Please see invesco.com for indicative intraday NAV and last end-of-day NAV.

The US Dollar Index (USDX®) provides a general indication of the international value of the USD by averaging the exchange rates between the USD and the six major world currencies in the Spot Index - Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona and Swiss Franc.

Shares are not FDIC insured, may lose value and have no bank guarantee.

Shares are not individually redeemable. Shares may be acquired from the Fund and tendered for redemption to the Fund in Creation and Redemption Units only, typically consisting of 200,000 Shares.

UDN

Invesco DB US Dollar Index Bearish Fund

As of Sept. 30, 2018

Top Fund Holdings (%)

	Weight
Futures	
U.S. Dollar Index (USDX)	-100.60
Collateral	
United States Treasury Bill	92.44
Premier U.S. Government Money Portfolio	7.85

A negative in Cash or Other, as of the date shown, is normally due to fund activity that has accrued or is pending settlement. Please see the website for complete holdings information. Holdings are subject to change.

Annual Index History (%)

	DB Short USD Currency Portfolio Index ER	DB Short USD Currency Portfolio Index TR	US Dollar Index
2008	-5.54	-4.23	6.01
2009	6.34	6.49	-4.24
2010	-1.22	-1.09	1.50
2011	0.24	0.29	1.46
2012	1.92	2.01	-0.51
2013	0.33	0.39	0.33
2014	-11.33	-11.30	12.79
2015	-9.01	-8.97	9.26
2016	-3.99	-3.69	3.63
2017	9.60	10.63	-9.87
2018 YTD	-4.68	-3.37	3.27

Why Invest in the Fund?

- **Diversify:** The Fund may help you to diversify your portfolio of US equities if the value of the US dollar continues to have low or negative correlation with US stock market performance.
- **Hedge:** An investment in the Fund may help you to hedge - or protect - your US investments from a decline in the value of the US dollar.
- **Seek profit:** The US dollar historically has experienced long periods of appreciation and depreciation. You can act on your view on whether the US dollar will appreciate or depreciate by investing in the Fund.
- **Transparent, liquid and convenient:** The Fund invests in the USDX® futures contract, which is an actively-traded contract listed on a regulated futures exchange. The Fund gives you convenient and immediate access to the performance of the US dollar because it trades on the NYSE Arca Exchange and you can purchase it in your securities brokerage account.
- **Earn interest:** The Fund collateralizes its USDX® futures contracts with cash, US Treasury securities, money market funds and T-Bill ETFs and earns interest on this collateral. Interest income can enhance Fund returns.

Risk and Other Information

This Fund issues a Schedule K-1.

Please review the prospectus for breakeven figures for the Fund.

The value of the Shares of the Fund relate directly to the value of the futures contracts and other assets held by the Fund and any fluctuation in the value of its portfolio could adversely affect an investment in the Fund's Shares.

The Fund is speculative and involves a high degree of risk. An investor may lose all or substantially all of an investment in the Fund.

Short selling theoretically exposes the Fund to unlimited losses, which may result in the total loss of your investment.

Currencies and futures generally are volatile and are not suitable for all investors.

Investment in foreign exchange related products is subject to many factors that contribute to or increase volatility, such as national debt levels & trade deficits, changes in domestic & foreign interest rates, & investors' expectations concerning interest rates, currency exchange rates & global/regional political, economic/financial events & situations.

The **Intraday NAV** is a symbol representing estimated value based on the most recent intraday price of underlying assets. **Volatility** is the annualized standard deviation of index returns. **Beta** is a measure of relative risk and the slope of regression. **Sharpe Ratio** is a risk-adjusted measure calculated using standard deviation and excess return to determine reward per unit of risk. A higher Sharpe Ratio indicates better risk-adjusted performance. **Correlation** indicates the degree to which two investments have historically moved in the same direction and magnitude. **Alpha** is a measure of performance on a risk-adjusted basis.

Leveraged investments are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

The Shares of the Fund are not deposits, interests in or obligations of any Deutsche Bank AG, Deutsche Bank AG London Branch, Deutsche Bank Securities Inc., Deutsche Investment Management Americas Inc. or any of their respective subsidiaries or affiliates or any other bank (collectively, the "DB Parties") and are not guaranteed by the DB Parties.

Deutsche Bank Short US Dollar Index (USDX®) Futures Index-Excess Return™ and Deutsche Bank Short US Dollar Index (USDX®) Futures Index-Total Return™ (the "Indices") are products of Deutsche Bank AG and/or its affiliates. Information regarding these Indices is reprinted with permission. Deutsche Bank®, DB™, Deutsche Bank Short US Dollar Index (USDX®) Futures Index-Excess Return™ and Deutsche Bank Short US Dollar Index (USDX®) Futures Index-Total Return™ are trademarks or service marks of Deutsche Bank AG and/or its third party licensors. U.S. Dollar Index® and USDX® are trademarks or service marks of ICE Futures U.S., Inc., registered in the United States, Great Britain, the European Union and Japan and used under license.

The Indices and trademarks have been licensed for use for certain purposes by Invesco Capital Management LLC, an affiliate of Invesco Distributors, Inc. The Fund is not sponsored, endorsed, sold or promoted by DB Parties, or their third party licensors, or ICE Futures U.S., Inc. and none of such parties makes any representation, express or implied, regarding the advisability of investing in the Fund, nor do such parties have any liability for errors, omissions, or interruptions in the Index. As the index provider, Deutsche Bank AG is licensing certain trademarks, the underlying Index and trade names which are composed by Deutsche Bank AG without regard to the Index, this product or any investor.

This does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial professional before making any investment decisions.

Invesco Capital Management LLC, managing owner, Invesco Advisers, Inc., commodity trading advisor, and Invesco Distributors, Inc., ETF distributor, are indirect, wholly owned subsidiaries of Invesco Ltd.

The Fund is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

Invesco Capital Management LLC and Invesco Distributors, Inc. are not affiliated with Deutsche Investment Management Americas Inc.

The Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov.

Alternatively, you may visit the Fund's web site at invesco.com or the Fund will arrange to send you the prospectus if you request it by calling toll free 800 983 0903.

Note: Not all products available through all firms or in all jurisdictions.

800 983 0903 invesco.com

P-DBUDN-PC-1 11/18